UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

 (Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

RESOLUTIONS APPROVED BY THE ANNUAL GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 14, 2011.

I. Reports of the Board of Directors in accordance with Article 28, Part IV, Paragraphs (d) and (e) of the Securities Market Law with respect to the fiscal year ended December 31, 2010.

The reports were made to the shareholders, in accordance with the first agenda item.

II. Report of the Chief Executive Officer and External Auditor’s Opinion with respect to the matters included in Article 28, Part IV, Paragraph (b) of the Securities Market Law, with respect to the fiscal year ended December 31, 2010.

The reports were made to the shareholders, in accordance with the second agenda item.

III. Reports, opinion and approval by the Shareholders’ Meeting, referred to in Article 28, section IV, paragraphs (a) and (c) of the Mexican Securities Law, including the Fiscal Report.

The reports were made to the shareholders, in accordance with the third agenda item.

IV. Discussion and approval and, where appropriate, modification of the reports referred to in items I and II above.

The following resolutions were approved by a vote of 373,839,786 shares:

First.- The reports of the Board of Directors and of the Chief Executive Officer were approved in their entirety, including the audited financial statements for the 2010 fiscal year, the Fiscal Report, as well as the report of the Audit, Corporate Practices, Finance and Planning Committee.

Second.- A copy of the reports referred to in the prior point is attached to the Minutes of the Shareholders’ Meeting.

V. Allocation of the results, increase in reserves, and declaration of dividends, if any. Resolutions in this regard.

The following resolutions were approved by a vote of 374,119,026 shares:

First.- The allocation of results and the determination of the final amounts were approved in the form proposed by the Board of Directors and in accordance with the presentation of the Chairman of the Board.

Second.- Allocate up to Ps. 400,000,000 for acquisition of Company’s Series B shares during the 2011 fiscal year and until the next Annual Shareholders’ Meeting approves the 2011 results.

Third.- Payment of a cash dividend of Ps. 400,000,0000, equivalent to Ps. 1.00 per share, was approved, to be paid in four equal quarterly installments as follows: on July 15, 2011, against delivery of Coupon 19; October 17, 2011, against delivery of Coupon 20; January 16, 2012, against delivery of Coupon 21; and April 16, 2012, against delivery of Coupon 22; which coupons are attached to the definitive stock certificates. The amount to be paid in each installment will be Ps. 0.25 per share in favor of the shareholders registered in the Share Registry of the Company or to others who demonstrate their ownership of shares or certificates in accordance with the Securities Markets Law.

Fourth.- The Secretary of the Board of Directors was instructed to make such public notices as appropriate regarding the payment of the dividends on the dates and in the amounts approved.

VI. Modification of the dividend policy.

The following resolution was approved by a vote of 373,847,410 shares:

Sole article.- The modification of the dividend policy is approved, in the form proposed, and will become effective with the approval of the results for the 2011 fiscal year.

VII. Designation, or ratification, of the members of the Board of Directors and the Chairman of the Audit, Corporate Practices, Finance and Planning Committee. Resolutions in this regard.

The following resolutions were approved by a vote of 372, 897,914 shares:

First.- José Luis Guerrero Álvarez and Sergio Fernando Montaño León were ratified as Members of the Board Directors.

Second.- Jean Marie Chevallier (and Jacques Follain as his alternate), Luis Fernando Zárate Rocha, and Alonso Quintana Kawage were ratified as Members of the Board of Directors designated by the holders of Series BB shares.

Third.- Luis Guillermo Zazueta Domínguez, Alberto Mulás Alonso, Salvador Alva Gómez, and Fernando Flores Pérez were ratified as Independent Members of the Board of Directors.

Fourth.- Cristina Gil White was designated as an Independent Member of the Board of Directors and Diego Quintana Kawage was designated as a Member of the Board of Directors.

Fifth.- José Luis Guerrero Álvarez was named Chairman of the Board of Directors and Manuel De La Torre Meléndez was named Secretary of the Board of Directors (but not a Member of the Board).

Sixth.- The Board of Directors, comprising those members nominated by the holders of Series BB shares and those approved by the Shareholders’ Meeting, is made of up the following persons:

MEMBERS OF THE BOARD OF DIRECTORS
Name	Position
José Luis Guerrero Álvarez	Chairman
Luis Fernando Zarate Rocha	Director
Alonso Quintana Kawage	Director
Diego Quintana Kawage	Director
Sergio Fernando Montaño León	Director
Jean Marie Chevallier	Director
Jacques Follain (alternate)
Luis Zazueta Domínguez	Independent Director
Alberto Felipe Mulás Alonso	Independent Director
Salvador Alva Gómez	Independent Director
Cristina Gil White	Independent Director
Fernando Flores Pérez	Independent Director

Seventh.- Luis Guillermo Zazueta Domínguez was ratified as the Chairman of the Committee for Audit, Corporate Practices, Finance, and Planning.

Eighth.- The emoluments for the Members of the Board of Directors was approved in accordance with the presentation of the Chairman of the Board.

VIII. Designation of authorized persons to carry out the resolutions adopted by the Shareholders and formalize the resolutions adopted during the meeting.

The following resolutions were approved by a vote of 374, 956,518 shares:

First.- Manuel De La Torre Meléndez, Alfredo Domínguez Sánchez, Jessika Leticia Guerrero González, and  Angélica Batista González were appointed as special delegates to carry out, severally or individually, the acts necessary to make effective each of the resolutions adopted by the Shareholders’ Meeting and to formalize them by means of partial or total protocols of the acts of the Meeting, before a Notary Public of their election.

Second.- The Secretary of the Board of Directors was instructed to make such publications and public notices as appropriate with respect to the resolutions of this Meeting.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

●	Website: http://www.oma.aero

●	Twitter: http://twitter.com/OMAeropuertos

●	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 19, 2011